

Annual Report

SEPTEMBER 30, 2020

Ivy High Income Opportunities Fund

The Fund's common shares are listed on the New York
Stock Exchange and trade under the ticker symbol IVH

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Fund's Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank).

You may elect to receive all future reports in paper format free of charge. You can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports.

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle.

IVY INVESTMENTSSM refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

President's Letter	3
Management Discussion, Portfolio Highlights and Schedule of Investments	4
Statement of Assets and Liabilities	15
Statement of Operations	16
Statements of Changes in Net Assets	17
Statement of Cash Flows	18
Financial Highlights	19
Notes to Financial Statements	20
Report of Independent Registered Public Accounting Firm	30
Income Tax Information	31
Dividend Reinvestment Plan	32
Board of Trustees and Officers	33
Renewal of Investment Management Agreement	40
Annual Privacy Notice	42
Proxy Voting Information	44
Quarterly Portfolio Schedule Information	44
Householding Notice	44
Certifications	44



SEPTEMBER 30, 2020 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

Markets thus far in 2020 have been, to use an overused word, unprecedented. In a matter of months, we have witnessed economic and market moves that typically take an entire market cycle of many years to unfold. To start the fiscal year through early 2020, financial markets had been positive as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February 2020 and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken strong steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has included a broad array of policy measures and an unprecedented pace of QE.

Third quarter 2020 economic data show the global economy has had a very strong rebound. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of Sept. 30, the Index is up 5.57%. Going forward, we believe a natural deceleration in growth is very likely given the magnitude of the bounce back for the period. In addition, we believe we could see more deceleration than consensus in the final three months of the year. Our belief is driven by the impending arrival of cold weather, which will dampen outdoor consumer activity and negatively impact certain industries.

With respect to the U.S. consumer, we anticipate a pullback in consumption due to a lack of opportunities to spend. We see evidence of this in the extremely high savings rate in the U.S. now. Spending data through September show that spending on durable goods is well above pre-virus levels, while spending on services is still far below pre-pandemic levels. Services like travel, recreation and dining are among the areas hardest hit. We think this limitation on spending opportunities is going to be a cap on consumption over the next few months.

At the time of this writing, as we near the U.S. presidential election, we believe the odds are low for any substantial stimulus being approved soon. However, we believe it could likely pass in early 2021. If the Democrats sweep the White House and Congress, we would expect a sizeable stimulus act.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2020	9/30/2019
S&P 500 Index	3,363.00	2,976.74
MSCI EAFE Index	1,855.32	1,889.36
10-Year Treasury Yield	0.69%	1.68%
U.S. unemployment rate	7.9%	3.5%
30-year fixed mortgage rate	2.90%	3.64%
Oil price per barrel	$ 40.22	$ 54.07

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy High Income Opportunities Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Ivy High Income Opportunities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Gunther has been manager of the Fund since 2014 and has 22 years industry experience.

For the 12 Months Ended September 30, 2020

Ivy High Income Opportunities Fund (Fund at net asset value)	-0.24%
Ivy High Income Opportunities Fund (Fund at market price)	-4.04%

Benchmark and Morningstar Category

ICE BofA US High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	2.30%
Morningstar High Yield Bond Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.37%

Market Update

During early calendar year 2020, risk assets sold off dramatically beginning in February 2020 due to the COVID-19 pandemic. Investors seeking safety rushed out of corporate bonds and into U.S. Treasuries and cash, which caused the S&P 500 Index to decline 34% by March 23. High yield credit spreads widened during that same time from 364 basis points (bps) to 1,085 bps and returns over the same timeframe declined by approximately 24%.

High yield credit spreads, as of March 31, rebounded to end the month at 877 bps. By fiscal year end, spreads had recovered much of what was lost in the selloff to end the year at 541 bps. The rally in credit spreads since March 23 can be directly attributed to the Federal Reserve (Fed) announcement of several wide-ranging facilities aimed at stabilizing and providing liquidity to markets. The Fed is implicitly taking on the role of market liquidity provider of last resort, which substantially reduces the tail risk of a Great Depression-type scenario for both the economy and markets.

Throughout fiscal year 2020 interest rates continued to decline with the 10-year U.S. Treasury declining from 1.7% at the beginning of the year to 68 bps by fiscal year-end. The 3-year U.S. Treasury followed a similar trajectory starting the year at 1.56% and ending the year at just 16 bps. Both are near their all-time lows.

In fiscal year 2020, high yield bond new issue activity totaled $428.7 billion on a gross basis and $142.6 billion on a net basis. Notably, this includes three weeks in March during which there was zero issuance as the market came to terms with the reality of a global economic shutdown. Leveraged loan issuance through the first nine months of calendar year 2020 stands at $313 billion on a gross basis and $119.7 billion on a net basis, which is up 25% and down 22% year-over-year, respectively.

We've witnessed continued demand for high yield bonds as inflows into high yield funds have totaled $39.9 billion year-to-date (YTD) through Sept. 30, 2020, which compares to inflows of $18.8 billion during fiscal year 2019. This is even more noteworthy considering the first quarter of calendar year 2020 had $15.4 billion in outflows. Leveraged loan flows continued to be negative YTD through Sept. 30, 2020 with outflows of $25.4 billion compared to record outflows in calendar year 2019 of $38.3 billion.

In terms of default activity, COVID-19 has had a dramatic impact. Through the first nine months of calendar year 2020, 78 companies have defaulted totaling $114.3 billion in bonds and loans, along with 14 distressed transactions totaling $9.1 billion. The YTD total of $123.4 billion (inclusive of distressed exchanges) ranks as the second highest annual default total on record.

Portfolio Strategy/Performance

The Fund outperformed its Morningstar peer group but underperformed the ICE BofA US High Yield Index for the fiscal year 2020. Our loan exposure drove the majority of underperformance relative the benchmark, while our bond allocation and modest equities exposure detracted.

Two loans impacted performance disproportionately during the fiscal year 2020. A holding in the retail sector filed for bankruptcy protection during the fiscal year and the ultimate recovery in our position has been permanently impaired. Another loan impacted performance negatively, but we expect it to bounce back as the economy rebounds from the COVID-19-induced slowdown. On the bond side of our portfolio, underweights in the software, packaging and automotive sectors along with credit selection in the aerospace & defense sector negatively impacted performance.

Contributors to performance were underweights in the satellite sector, the real estate sector and the printing and media sectors. Overweights and credit selection in the food sector, as well as credit selection in the telecom sector, were positive as well. However, these were not enough to offset the declines.

Broken down by rating category, the Fund's holdings ended the fiscal year with 10% BB, 49% B, 34% CCC and 6% non-rated/ equity, as measured by Standard & Poor's. The portfolio mix between bonds, loans and other started fiscal year 2020 at 74%, 24% (19% first liens, 5% second liens) and 2% other, respectively. We ended the fiscal year with 70% in high yield bonds, 26% loans (22% first liens, 4% second liens) and 4% other.

In prior communications, we've mentioned that we continue to maintain exposure to leveraged loans as we think they offer attractive yields relative to their seniority in the capital structure. For the loans we are not currently looking to sell, we still believe their relative attractive yields are intact. Where we have been wrong is the volatility experienced in the loan portion of the portfolio relative to the high yield bond holdings. The "black swan" nature of COVID-19 put all risky asset classes in its crosshairs with leveraged loans, and high yield impacted dramatically during the selloff in the first quarter of the calendar year 2020.

Outlook

Prior to March 2020, the words 'social distancing' and 'bending the curve' were phrases most of the investing community had probably never heard. Today, they are ingrained into the psyche of the world for generations to come. A true "black swan" event, COVID-19 came out of China with a vengeance that no one — investors, health care communities, or governments — were expecting.

The volatility experienced in March 2020 is likely to go down in history, as the CBOE Volatility Index (VIX) exploded to a high of 82.69 on March 16, which eclipsed the previous high in 2008 when Lehman Brothers collapsed. The rally that started in April and May continued in the third quarter of calendar year 2020, mainly in July and August. Spreads on the ICE BofA High Yield index compressed by 102 bps in the third quarter, compared to 228 bps of compression in the second quarter of calendar year 2020. Credit is readily available and bond issuance has equaled or eclipsed many prior records.

Looking forward into the next fiscal year, there are a tremendous number of unknowns. Specifically, the unknowns have to do with the outcome of the U.S. Presidential election, the potential of a vaccine, the time that a vaccine will be provided to the worldwide population, concerns of a second wave of COVID-19 infections, and whether another round of stimulus is upcoming.

Previously, we stated that we remained constructive on the high-yield market with credit spreads at levels between 675-700 bps. As of fiscal year-end, spreads are in the 500-550 bps range, and we continue to be constructive on the asset class.

We believe the probability of another stimulus bill is high and is only a question of timing — before or after the U.S. election. We also think the probability is high of a vaccine getting into the market place sometime in the first half of calendar year 2021. One of the biggest short-term risks we see on the horizon is that a contested election will result with no clear winner. This would likely create short-term volatility to the downside but would ultimately get resolved. We would use any spread widening to add to the asset class.

The investment return, price, yields, market value and NAV of a fund's shares will fluctuate with market conditions. Closed-end funds frequently trade at a discount to their NAV, which may increase an investor's risk of loss. At the time of sale, your shares may have a market price that is above or below NAV, and it may be worth more or less than your original investment. There is no assurance that the Fund will meet its investment objective.

Risk factors: The price of the Fund's shares will fluctuate with market conditions and other factors. Fund shares are not guaranteed or endorsed by any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than with higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans that are unsecured or not fully collateralized may be subject to restrictions on resale and its resale may trade infrequently on the secondary market. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle. The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Total Return[1]	Market Price	NAV
1-year period ended 9-30-20	-4.04%	-0.24%
5-year period ended 9-30-20	8.86%	7.72%
Commencement of operations (5-29-13) through 9-30-20	3.22%	5.75%

Market Price/NAV Performance

Commencement of operations (5-29-13) through 9-30-20

- ■ Market Price
- ■ NAV

Market Price/NAV	
Market Price	$ 11.90
NAV	$ 13.58
Discount to NAV[3]	-12.37%
Market Price Yield[4]	9.08%
Structural Leverage Ratio[5]	27.89%
Effective Leverage Ratio[6]	27.89%

Net asset value or "NAV" is the value of one share of a fund as calculated in accordance with the standard formula for valuing mutual fund shares. The price used to calculate market return ("Market Price") is determined by using the midpoint between the highest bid and the lowest ask on the primary stock exchange on which shares of a fund are listed for trading, as of the time that such fund's NAV is calculated. Market and NAV returns assume that dividends and capital gain distributions have been reinvested according to the Fund's dividend reinvestment plan.

Asset Allocation (%'s based on total investments)

Stocks	3.8%
Consumer Discretionary	2.3%
Energy	1.4%
Industrials	0.1%
Health Care	0.0%
Bonds	92.1%
Corporate Debt Securities	66.6%
Loans	25.5%
Borrowings[2]	-27.8%
Cash Equivalents+	4.1%

Quality Weightings (%'s based on total investments)

Non-Investment Grade	92.1%
BB	9.2%
B	45.6%
CCC	30.7%
Below CCC	1.4%
Non-rated	5.2%
Borrowings[2]	-27.8%
Cash Equivalents+ and Equities	7.9%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(1)**Past performance is not necessarily indicative of future performance.** Total return is calculated by determining the percentage change in NAV or market price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Performance at market price will differ from results at NAV. Returns at market price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, market price, market price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.

(2)The Fund has entered into a borrowing arrangement with Pershing LLC as a means of financial leverage. See Note 8 in the Notes to Financial Statements for additional information.

(3)The premium/discount is calculated as (most recent market price/most recent NAV) -1.

(4)Market price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the market price per share at September 30, 2020.

(5)Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.

(6)The Fund's effective leverage ratio includes both structural leverage and the leveraging effects of certain derivative instruments in the Fund's portfolio (referred to as "portfolio leverage"), expressed as a percentage of managed assets. Portfolio leverage from the Fund's use of forward foreign currency contracts is included in the Fund's effective leverage values.

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(B)	34	$ —*
Casinos & Gaming – 2.1%		
New Cotai Participation Corp., Class B (A)(B)(C)	971	4,838
Hotels, Resorts & Cruise Lines – 1.1%		
Studio City International Holdings Ltd. ADR (A)	108	1,781
Studio City International Holdings Ltd. ADR (A)(C)	45	718
		2,499
Specialty Stores – 0.0%		
Party City Holdco, Inc. (A)(C)	17	42
Total Consumer Discretionary – 3.2%		7,379
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(B)(C)(D)	4	—
Total Consumer Staples – 0.0%		—
Energy		
Coal & Consumable Fuels – 0.5%		
Foresight Energy L.P. (A)(B)(C)	74	1,055
Westmoreland Coal Co. (A)	13	98
		1,153
Oil & Gas Drilling – 0.0%		
Vantage Drilling Company, Units (A)	—*	—*
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (A)(B)(C)(D)(E)	2	66
Oil & Gas Exploration & Production – 0.0%		
Bellatrix Exploration Ltd. (A)(B)(D)	179	—*
Total Energy – 0.6%		1,219
Health Care		
Pharmaceuticals – 0.0%		
Advanz Pharma Corp. (A)(D)	9	47
Total Health Care – 0.0%		47
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (B)(C)	804	—*
Construction & Engineering – 0.2%		
McDermott International, Inc. (A)(B)	9	—*
McDermott International, Inc. (A)	165	397
		397
Total Industrials – 0.2%		397
TOTAL COMMON STOCKS – 4.0%		$9,042

(Cost: $14,916)

PREFERRED STOCKS	Shares	Value
Energy		
Oil & Gas Exploration & Production – 1.4%		
Targa Resources Corp., 9.500% (A)(C)	3	$ 3,102
Total Energy – 1.4%		3,102
TOTAL PREFERRED STOCKS – 1.4%		$ 3,102

(Cost: $3,292)

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Broadcasting – 3.6%		
Clear Channel International B.V., 6.625%, 8–1–25 (G)	$ 216	221
Clear Channel Outdoor Holdings, Inc., 5.125%, 8–15–27 (G)(H)	4,496	4,317
Clear Channel Worldwide Holdings, Inc., 9.250%, 2–15–24 (H)	3,627	3,516
		8,054
Cable & Satellite – 8.7%		
Altice Financing S.A., 5.000%, 1–15–28 (G)(H)	580	563
Altice France Holding S.A., 10.500%, 5–15–27 (G)(H)	4,582	5,092
Altice France S.A.:		
7.375%, 5–1–26 (G)	926	970
8.125%, 2–1–27 (G)(H)	2,659	2,898
CCO Holdings LLC and CCO Holdings Capital Corp., 5.000%, 2–1–28 (G)(H)	1,642	1,726
CSC Holdings LLC:		
5.500%, 5–15–26 (G)(H)	810	842
5.375%, 2–1–28 (G)(H)	1,940	2,049
5.750%, 1–15–30 (G)(H)	555	590
DISH DBS Corp.:		
5.875%, 11–15–24	699	720
7.750%, 7–1–26 (H)	1,032	1,135
7.375%, 7–1–28 (G)	279	287
GCI LLC, 4.750%, 10–15–28 (G)	290	294
VTR Comunicaciones S.p.A., 5.125%, 1–15–28 (G)	1,117	1,155
VTR Finance B.V., 6.375%, 7–15–28 (G)	1,087	1,141
		19,462
Integrated Telecommunication Services – 9.6%		
Cablevision Lightpath LLC, 5.625%, 9–15–28 (G)	460	467
Consolidated Communications, Inc., 6.500%, 10–1–28 (G)	899	917
Frontier Communications Corp.:		
6.875%, 1–15–25 (F)(H)	2,776	1,052
11.000%, 9–15–25 (F)(H)	3,876	1,628
8.500%, 4–1–26 (F)(G)(H)	8,400	8,476
West Corp., 8.500%, 10–15–25 (G)(H)	7,035	6,118

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services (Continued)		
Windstream Escrow LLC, 7.750%, 8–15–28 (G)	$2,859	$ 2,809
		21,467
Publishing – 0.4%		
MDC Partners, Inc., 6.500%, 5–1–24 (G)(H)	1,022	933
Wireless Telecommunication Service – 4.5%		
Digicel Group Ltd., 8.750%, 5–25–24 (G)	385	386
Digicel Group Ltd. (5.000% Cash and 3.000% PIK), 8.000%, 4–1–25 (G)(I)	235	82
Digicel Group Ltd. (7.000% Cash or 7.000% PIK), 7.000%, 10–1–68 (G)(I)	203	24
Digicel International Finance Ltd.:		
8.750%, 5–25–24 (G)(H)	6,862	6,888
8.000%, 12–31–26 (G)	154	118
Digicel International Finance Ltd. (6.000% Cash and 7.000% PIK), 13.000%, 12–31–25 (G)(I)	195	178
Digicel International Finance Ltd. (8.000% Cash and 2.000% PIK or 10.000% PIK), 10.000%, 4–1–24 (H)(I)	1,468	1,125
Digicel Ltd., 6.750%, 3–1–23 (G)(H)	2,128	1,341
		10,142
Total Communication Services – 26.8%		60,058
Consumer Discretionary		
Apparel Retail – 0.9%		
Abercrombie & Fitch Management Co. (GTD by Abercrombie & Fitch Co.), 8.750%, 7–15–25 (G)	976	1,027
L Brands, Inc.:		
6.875%, 7–1–25 (G)	141	152
9.375%, 7–1–25 (G)	253	291
6.625%, 10–1–30 (G)	579	589
		2,059
Automobile Manufacturers – 0.6%		
Ford Motor Co.:		
8.500%, 4–21–23	571	622
9.000%, 4–22–25	571	655
		1,277
Automotive Retail – 1.4%		
Asbury Automotive Group, Inc.:		
4.500%, 3–1–28 (G)(H)	936	942
4.750%, 3–1–30 (G)(H)	964	971
Ken Garff Automotive LLC, 4.875%, 9–15–28 (G)	290	285
Lithia Motors, Inc., 4.375%, 1–15–31	466	466
Sonic Automotive, Inc., 6.125%, 3–15–27 (H)	489	505
		3,169

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming – 3.6%		
Boyd Gaming Corp.:		
8.625%, 6–1–25 (G)	$ 286	$ 313
4.750%, 12–1–27 (H)	863	847
Colt Merger Sub, Inc., 6.250%, 7–1–25 (G)	1,114	1,161
Everi Payments, Inc., 7.500%, 12–15–25 (G)(H)	1,304	1,278
Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (G)(H)	927	783
Golden Nugget, Inc., 6.750%, 10–15–24 (G)(H)	2,111	1,763
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
5.000%, 10–15–25 (G)	391	394
7.000%, 5–15–28 (G)	115	115
7.250%, 11–15–29 (G)	115	117
Wynn Macau Ltd.:		
4.875%, 10–1–24 (G)	340	335
5.500%, 10–1–27 (G)(H)	964	935
		8,041
Education Services – 3.3%		
Laureate Education, Inc., 8.250%, 5–1–25 (G)(H)	7,040	7,462
Hotels, Resorts & Cruise Lines – 3.1%		
Boyne USA, Inc., 7.250%, 5–1–25 (G)(H)	1,019	1,065
Carnival Corp.:		
10.500%, 2–1–26 (G)	1,458	1,615
9.875%, 8–1–27 (G)	573	605
NCL Corp. Ltd.:		
12.250%, 5–15–24 (G)	2,342	2,623
10.250%, 2–1–26 (G)	684	713
POWDR Corp., 6.000%, 8–1–25 (G)	285	292
		6,913
Leisure Facilities – 0.6%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.375%, 4–15–27 (H)	877	873
Live Nation Entertainment, Inc., 4.750%, 10–15–27 (G)	576	539
Six Flags Theme Parks, Inc., 7.000%, 7–1–25 (G)	114	121
		1,533
Specialized Consumer Services – 0.8%		
Nielsen Finance LLC and Nielsen Finance Co.:		
5.625%, 10–1–28 (G)	870	894
5.875%, 10–1–30 (G)	725	750
		1,644
Specialty Stores – 5.5%		
Michaels Stores, Inc.:		
8.000%, 7–15–27 (G)(J)	1,199	1,253
4.750%, 10–1–27 (G)	289	287

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Stores (Continued)		
Party City Holdings, Inc. (5.000% Cash and 5.000% PIK), 10.000%, 8–15–26 (G)(I)	$ 88	$ 75
Party City Holdings, Inc. (6–Month U.S. LIBOR plus 500 bps), 5.750%, 7–15–25 (G)(K)	163	119
Staples, Inc.:		
7.500%, 4–15–26 (G)(H)	8,900	8,201
10.750%, 4–15–27 (G)(H)	2,982	2,391
		12,326
Total Consumer Discretionary – 19.8%		44,424
Consumer Staples		
Packaged Foods & Meats – 5.3%		
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (G)(H)	1,326	1,353
5.750%, 6–15–25 (G)(H)	1,904	1,962
JBS USA Lux S.A. and JBS USA Finance, Inc., 6.750%, 2–15–28 (G)(H)	1,282	1,394
Pilgrim's Pride Corp.:		
5.750%, 3–15–25 (G)	357	364
5.875%, 9–30–27 (G)(H)	1,275	1,316
Post Holdings, Inc., 5.750%, 3–1–27 (G)(H)	2,222	2,336
Simmons Foods, Inc.:		
7.750%, 1–15–24 (G)(H)	701	734
5.750%, 11–1–24 (G)(H)	2,549	2,552
		12,011
Total Consumer Staples – 5.3%		12,011
Energy		
Oil & Gas Drilling – 0.5%		
KCA Deutag UK Finance plc, 7.250%, 5–15–21 (G)(H)	1,793	838
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (F)(G)(H)(L)	3,385	305
Offshore Group Investment Ltd., 0.000%, 12–1–21 (B)(C)(M)	883	—*
		1,143
Oil & Gas Equipment & Services – 0.1%		
Nine Energy Service, Inc., 8.750%, 11–1–23 (G)	806	242
Oil & Gas Exploration & Production – 5.2%		
Bellatrix Exploration Ltd., 8.500%, 9–11–23 (F)	418	—
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK), 9.500%, 12–15–23 (F)(I)	456	—
Comstock Resources, Inc., 9.750%, 8–15–26	143	147
Crownrock L.P., 5.625%, 10–15–25 (G)(H)	2,707	2,551
Endeavor Energy Resources L.P.:		
5.500%, 1–30–26 (G)(H)	1,014	1,006
5.750%, 1–30–28 (G)(H)	728	732

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Endeavor Energy Resources L.P. and EER Finance, Inc., 6.625%, 7–15–25 (G)	$ 678	$ 697
EQT Corp., 7.875%, 2–1–25 (L)	465	515
Laredo Petroleum, Inc.:		
9.500%, 1–15–25 (H)(J)	3,242	1,932
10.125%, 1–15–28 (H)	1,161	685
QEP Resources, Inc.:		
5.250%, 5–1–23	586	426
5.625%, 3–1–26	426	242
Sanchez Energy Corp., 0.000%, 2–15–23 (B)(C)(M)	257	—
Seven Generations Energy Ltd.:		
6.750%, 5–1–23 (G)(H)	1,866	1,822
5.375%, 9–30–25 (G)(H)	975	923
		11,678
Oil & Gas Refining & Marketing – 2.6%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10–1–24	468	133
6.375%, 7–1–26	158	39
Comstock Escrow Corp., 9.750%, 8–15–26 (H)	4,556	4,687
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5–1–24 (F)(G)	550	—*
8.000%, 2–15–25 (F)(G)	588	—*
7.750%, 5–15–26 (F)(G)	793	173
PBF Holding Co. LLC:		
9.250%, 5–15–25 (G)	358	367
6.000%, 2–15–28 (G)(H)	578	388
		5,787
Oil & Gas Storage & Transportation – 0.5%		
Crestwood Midstream Partners L.P. and Crestwood Midstream Finance Corp., 6.250%, 4–1–23	572	559
Rattler Midstream L.P., 5.625%, 7–15–25 (G)	572	576
		1,135
Total Energy – 8.9%		19,985
Financials		
Consumer Finance – 0.4%		
CURO Group Holdings Corp., 8.250%, 9–1–25 (G)(H)	1,192	998
Financial Exchanges & Data – 1.2%		
Refinitiv U.S. Holdings, Inc., 8.250%, 11–15–26 (G)(H)	2,458	2,695
Insurance Brokers – 3.2%		
NFP Corp.:		
7.000%, 5–15–25 (G)	572	607
6.875%, 8–15–28 (G)	6,566	6,637
		7,244

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 0.7%		
INTL FCStone, Inc.,		
8.625%, 6–15–25 (G)	$ 1,423	$ 1,537
Property & Casualty Insurance – 0.8%		
Amwins Group, Inc.,		
7.750%, 7–1–26 (G)(H)	1,697	1,816
Specialized Finance – 2.4%		
BCPE Cycle Merger Sub II, Inc.,		
10.625%, 7–15–27 (G)(H)	2,224	2,357
Compass Group Diversified Holdings LLC,		
8.000%, 5–1–26 (G)(H)	3,053	3,206
		5,563
Thrifts & Mortgage Finance – 1.0%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6–15–25 (G)(H)	2,236	2,163
Total Financials – 9.7%		22,016
Health Care		
Health Care Facilities – 1.7%		
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,		
9.750%, 12–1–26 (G)(H)	1,165	1,238
Surgery Center Holdings, Inc.,		
10.000%, 4–15–27 (G)(H)	2,469	2,629
		3,867
Health Care Services – 0.9%		
Heartland Dental LLC,		
8.500%, 5–1–26 (G)(H)	1,931	1,921
Health Care Technology – 1.9%		
Verscend Holding Corp.,		
9.750%, 8–15–26 (G)(H)	3,957	4,302
Pharmaceuticals – 2.4%		
Advanz Pharma Corp.,		
8.000%, 9–6–24	177	172
Bausch Health Cos., Inc.:		
9.000%, 12–15–25 (G)	351	382
9.250%, 4–1–26 (G)(H)	1,042	1,146
8.500%, 1–31–27 (G)	2,141	2,352
Par Pharmaceutical, Inc.,		
7.500%, 4–1–27 (G)	1,188	1,245
		5,297
Total Health Care – 6.9%		15,387
Industrials		
Aerospace & Defense – 7.0%		
Arconic Rolled Products Corp.,		
6.125%, 2–15–28 (G)	231	237
TransDigm UK Holdings plc,		
6.875%, 5–15–26 (H)	893	897

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aerospace & Defense (Continued)		
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.500%, 7–15–24 (H)	$2,260	$ 2,254
6.500%, 5–15–25	471	470
6.250%, 3–15–26 (G)(H)	1,529	1,603
7.500%, 3–15–27 (H)	1,094	1,136
5.500%, 11–15–27 (H)	2,821	2,711
Wolverine Escrow LLC:		
8.500%, 11–15–24 (G)(H)	3,116	2,555
9.000%, 11–15–26 (G)(H)	4,546	3,751
13.125%, 11–15–27 (G)	343	240
		15,854
Diversified Support Services – 0.5%		
Ahern Rentals, Inc.,		
7.375%, 5–15–23 (G)(H)	2,037	1,080
Environmental & Facilities Services – 0.2%		
GFL Environmental, Inc.,		
8.500%, 5–1–27 (G)	232	252
Waste Pro USA, Inc.,		
5.500%, 2–15–26 (G)	198	200
		452
Security & Alarm Services – 0.4%		
Prime Security Services Borrower LLC and Prime Finance, Inc.,		
6.250%, 1–15–28 (G)(H)	867	878
Total Industrials – 8.1%		18,264
Information Technology		
Application Software – 1.6%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (G)(H)	3,668	3,719
Data Processing & Outsourced Services – 1.2%		
j2 Cloud Services LLC and j2 Global, Inc.,		
6.000%, 7–15–25 (G)(H)	2,468	2,567
Electronic Equipment & Instruments – 1.1%		
NCR Corp.:		
8.125%, 4–15–25 (G)	460	509
5.750%, 9–1–27 (G)	307	321
5.000%, 10–1–28 (G)	856	855
6.125%, 9–1–29 (G)	393	415
5.250%, 10–1–30 (G)	285	285
		2,385
IT Consulting & Other Services – 0.2%		
Sabre GLBL, Inc. (GTD by Sabre Holdings Corp.):		
9.250%, 4–15–25 (G)	288	317
7.375%, 9–1–25 (G)	114	115
		432
Total Information Technology – 4.1%		9,103

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials		
Aluminum – 0.8%		
Constellium N.V.,		
5.875%, 2–15–26 (G)(H)	$ 911	$ 935
Constellium SE,		
5.625%, 6–15–28 (G)	410	417
Novelis Corp. (GTD by Novelis, Inc.),		
4.750%, 1–30–30 (G)(H)	465	454
		1,806
Commodity Chemicals – 0.8%		
NOVA Chemicals Corp.:		
4.875%, 6–1–24 (G)(H)	1,215	1,206
5.250%, 6–1–27 (G)(H)	666	627
		1,833
Construction Materials – 1.0%		
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (G)(H)	2,401	2,347
Metal & Glass Containers – 0.6%		
ARD Finance S.A. (6.500% Cash or 7.250% PIK),		
6.500%, 6–30–27 (G)(H)(I)	859	855
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (G)	188	191
7.625%, 1–15–25 (G)	282	287
		1,333
Total Materials – 3.2%		7,319
TOTAL CORPORATE DEBT SECURITIES – 92.8%		$208,567
(Cost: $220,111)		

LOANS (K)	Principal	Value
Communication Services		
Advertising – 0.5%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
7.500%, 7–25–22	1,196	1,148
Broadcasting – 1.1%		
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps),		
3.761%, 8–21–26	2,665	2,419
Integrated Telecommunication Services – 4.8%		
Consolidated Communications, Inc.,		
0.000%, 10–18–27 (N)	1,159	1,146
Northwest Fiber LLC (ICE LIBOR plus 550 bps),		
5.656%, 5–1–27	2,786	2,779
West Corp. (3–Month ICE LIBOR plus 400 bps),		
5.000%, 10–10–24	6,497	5,880
Windstream Services LLC,		
0.000%, 8–11–27 (N)	1,127	1,088
		10,893

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

LOANS (K) (Continued)	Principal	Value
Publishing – 0.4%		
Recorded Books, Inc. (ICE LIBOR plus 425 bps), 4.156%, 8–31–25	$ 959	$ 951
Wireless Telecommunication Service – 1.2%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 3.800%, 5–27–24	3,188	2,792
Total Communication Services – 8.0%		18,203
Consumer Discretionary		
Apparel Retail – 1.4%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 8.000%, 11–28–22	1,636	1,287
TRLG Intermediate Holdings LLC, 10.000%, 10–27–22 (F)	4,059	1,775
		3,062
Casinos & Gaming – 0.1%		
New Cotai LLC (14.000% Cash or 14.000% PIK), 14.000%, 9–10–25 (I)	253	251
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 5.000%, 5–15–23	773	767
Leisure Facilities – 0.8%		
United PF Holdings LLC (ICE LIBOR plus 400 bps), 4.220%, 12–30–26	1,495	1,303
United PF Holdings LLC (ICE LIBOR plus 850 bps), 9.500%, 11–12–26 (B)	399	395
		1,698
Restaurants – 0.0%		
NPC International, Inc. (ICE LIBOR plus 750 bps), 8.500%, 4–18–25 (F)	1,346	62
Specialized Consumer Services – 0.3%		
Asurion LLC (ICE LIBOR plus 600 bps), 6.647%, 8–4–25	719	719
Specialty Stores – 2.9%		
Academy Sports + Outdoors (ICE LIBOR plus 400 bps), 5.000%, 7–2–22	1,431	1,396
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.000%, 10–16–23	1,611	1,371
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 10.250%, 5–21–24 (B)	1,660	1,295
Party City Holdings, Inc. (ICE LIBOR plus 250 bps), 3.250%, 8–19–22	279	227

LOANS (K) (Continued)	Principal	Value
Specialty Stores (Continued)		
Staples, Inc. (ICE LIBOR plus 500 bps), 5.251%, 4–12–26	$2,452	$ 2,275
		6,564
Textiles – 0.7%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 4.397%, 6–15–25	1,716	1,646
Total Consumer Discretionary – 6.6%		14,769
Consumer Staples		
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC (ICE LIBOR plus 400 bps), 4.750%, 9–14–27	447	444
Total Consumer Staples – 0.2%		444
Energy		
Coal & Consumable Fuels – 0.6%		
Foresight Energy LLC (ICE LIBOR plus 800 bps), 9.500%, 6–29–27	623	656
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 9.250%, 3–15–22	181	163
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK), 15.000%, 3–15–29 (I)	954	525
		1,344
Oil & Gas Drilling – 0.1%		
KCA Deutag U.S. Finance LLC (ICE LIBOR plus 675 bps), 7.750%, 2–28–23	372	170
Oil & Gas Equipment & Services – 0.2%		
Larchmont Resources LLC (11.000% Cash or 11.000% PIK), 11.000%, 8–9–21 (B)(E)(I)	1,249	500
Oil & Gas Exploration & Production – 0.1%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps), 11.375%, 12–31–21 (F)	1,170	22
California Resources Corp. (ICE LIBOR plus 475 bps), 5.750%, 12–31–22 (F)	761	274
		296
Oil & Gas Storage & Transportation – 0.7%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 5.260%, 3–1–26	2,400	1,692
Total Energy – 1.7%		4,002
Financials		
Asset Management & Custody Banks – 0.7%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 6.895%, 7–20–26	1,703	1,624

LOANS (K) (Continued)	Principal	Value
Property & Casualty Insurance – 1.4%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 4.647%, 2–28–25	$3,304	$ 3,035
Specialized Finance – 0.8%		
Gulf Finance LLC (ICE LIBOR plus 525 bps), 6.250%, 8–25–23	2,434	1,709
Lealand Finance Co. B.V., 0.000%, 6–30–24 (B)(N)	9	8
Lealand Finance Co. B.V. (ICE LIBOR plus 300 bps), 3.147%, 6–30–24 (B)	30	26
		1,743
Total Financials – 2.9%		6,402
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 10.675%, 10–1–25	266	230
Health Care Facilities – 0.3%		
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 4.250%, 8–31–24	424	398
Surgery Center Holdings, Inc. (ICE LIBOR plus 800 bps), 9.000%, 8–31–24	143	145
		543
Health Care Services – 4.2%		
Heartland Dental LLC (ICE LIBOR plus 375 bps), 3.647%, 4–30–25	2,726	2,504
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 5.147%, 6–26–26	7,268	7,070
		9,574
Health Care Technology – 0.8%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 4.647%, 8–27–25	1,895	1,874
Pharmaceuticals – 0.4%		
Advanz Pharma Corp. Ltd., 0.000%, 9–6–24 (N)	112	109
Concordia International Corp. (ICE LIBOR plus 550 bps), 6.500%, 9–6–24	468	454
Endo Luxembourg Finance Co. I S.a.r.l. (ICE LIBOR plus 425 bps), 5.000%, 4–27–24	285	270
		833
Total Health Care – 5.8%		13,054

SEPTEMBER 30, 2020

LOANS (K) (Continued)	Principal	Value
Industrials		
Building Products – 0.3%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.000%, 3–27–22	$ 857	$ 686
Construction & Engineering – 0.6%		
McDermott Technology Americas, Inc. (ICE LIBOR plus 400 bps), 1.147%, 6–30–25 (F)	374	279
McDermott Technology Americas, Inc. (ICE LIBOR plus 500 bps), 0.000%, 5–10–25 (F)(N)	1,245	367
Tensar International Corp. (ICE LIBOR plus 850 bps), 9.500%, 7–10–22	603	508
WaterBridge Midstream Operating LLC, 0.000%, 6–21–26 (N)	312	259
		1,413
Industrial Conglomerates – 0.8%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10–20–22	1,733	1,718
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10–20–23	169	163
		1,881
Industrial Machinery – 1.8%		
Form Technologies LLC (ICE LIBOR plus 325 bps), 4.250%, 1–28–22	944	845
Form Technologies LLC (ICE LIBOR plus 850 bps), 9.500%, 1–30–23	5,469	3,085
		3,930
Total Industrials – 3.5%		**7,910**
Information Technology		
Application Software – 0.6%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 8.000%, 9–19–25	788	796

LOANS (K) (Continued)	Principal	Value
Application Software (Continued)		
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 400 bps), 4.750%, 5–3–26	$ 564	$ 562
		1,358
Communications Equipment – 1.2%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 4.656%, 11–30–25	2,562	2,181
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 8.906%, 11–30–26	1,214	639
		2,820
Data Processing & Outsourced Services – 2.1%		
Cardtronics USA, Inc. (ICE LIBOR plus 400 bps), 5.000%, 6–24–27 (B)	954	949
CommerceHub, Inc. (ICE LIBOR plus 375 bps), 3.647%, 5–21–25	1,284	1,252
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), 8.250%, 5–1–25	1,434	736
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), 4.000%, 5–1–24	2,150	1,842
		4,779
Internet Services & Infrastructure – 0.7%		
Informatica LLC, 7.125%, 2–25–25 (R)	1,629	1,652
IT Consulting & Other Services – 0.9%		
Milano Acquisition Corp., 0.000%, 8–17–27 (N)	1,983	1,958
Total Information Technology – 5.5%		**12,567**

LOANS (K) (Continued)	Principal	Value
Materials		
Construction Materials – 1.1%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 4.147%, 5–31–25	$ 2,439	$ 2,381
Total Materials – 1.1%		**2,381**
TOTAL LOANS – 35.3%		**$ 79,732**
(Cost: $93,704)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds(P) – 5.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040%(O)	315	315
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	12,492	12,492
		12,807
TOTAL SHORT-TERM SECURITIES – 5.7%		**$ 12,807**
(Cost: $12,807)		
TOTAL INVESTMENT SECURITIES – 139.2%		**$313,250**
(Cost: $344,830)		
BORROWINGS(Q) – (38.7)%		**(87,000)**
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		**(1,266)**
NET ASSETS – 100.0%		**$224,984**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

SCHEDULE OF INVESTMENTS IVY HIGH INCOME OPPORTUNITIES FUND *(in thousands)*

(C)Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
BIS Industries Ltd.	12–22–17	804	$ 76	$ —*
Foresight Energy L.P.	6–30–20 - 9–8–20	74	1,453	1,055
Larchmont Resources LLC	12–8–16	2	561	66
New Cotai Participation Corp., Class B	9–29–20	971	8,782	4,838
Party City Holdco, Inc.	7–30–20	17	29	42
Pinnacle Agriculture Enterprises LLC	3–10–17	4	617	—
Studio City International Holdings Ltd. ADR	8–5–20	45	694	718
Targa Resources Corp., 9.500%	10–24–17	3	3,292	3,102
		Principal		
Offshore Group Investment Ltd., 0.000%, 12–01–21	9–17–20	$883	—	—*
Sanchez Energy Corp., 0.000%, 02–15–23	6–30–20	257	—	—
			$15,504	$ 9,821

The total value of these securities represented 4.4% of net assets at September 30, 2020.

(D)Listed on an exchange outside the United States.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $178,418 or 79.3% of net assets.

(H)All or a portion of securities with an aggregate value of $108,910 have been pledged as collateral on open borrowings.

(I)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J)All or a portion of securities with an aggregate value of $307 are on loan.

(K)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(L)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(M)Zero coupon bond.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Investment made with cash collateral received from securities on loan.

(P)Rate shown is the annualized 7-day yield at September 30, 2020.

(Q)Borrowings payable as a percentage of total investment securities is 27.8%.

(R)At September 30, 2020, the rate shown is a fixed interest rate.

SEPTEMBER 30, 2020

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ 2,541	$4,838
Energy	—*	98	1,121
Health Care	—	47	—
Industrials	397	—	—*
Total Common Stocks	$ 397	$ 2,686	$5,959
Preferred Stocks	—	3,102	—
Corporate Debt Securities	—	208,567	—*
Loans	—	76,559	3,173
Short-Term Securities	12,807	—	—
Total	$13,204	$290,914	$ 9,132
Liabilities			
Payable for Borrowing	$ —	$ 87,000	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities	Loans
Beginning Balance 10-1-19	$ 447	$ 57	$ —*	$12,704
Net realized gain (loss)	(1,298)	—	14	1
Net change in unrealized appreciation (depreciation)	(3,503)	—	—	133
Purchases	8,788	—	—	1,370
Sales	—	(57)	(14)	(41)
Amortization/Accretion of premium/discount	—	—	—	8
Transfers into Level 3 during the period	1,525	—	—	514
Transfers out of Level 3 during the period	—	—	—	(11,516)
Ending Balance 9-30-20	$ 5,959	$ —	$ —*	$ 3,173
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-20	$(3,503)	$ —	$ —	$ 134

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-20	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 66	Third-party valuation service	Broker quote	N/A
	1,055	Market approach	Illiquidity discount	30.00%
	4,838	Market approach	Illiquidity discount	10.00%
Corporate Debt	—*	Cost approach	Cost of position	0
Loans	3,173	Third-party valuation service	Broker quotes	N/A

SEPTEMBER 30, 2020

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind

See Accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES IVY HIGH INCOME OPPORTUNITIES FUND

AS OF SEPTEMBER 30, 2020

(In thousands, except per share amounts)	
ASSETS	
Investments in unaffiliated securities at value+^	$ 312,684
Investments in affiliated securities at market value+	566
Investments at Value	313,250
Cash	777
Investment securities sold receivable	762
Dividends and interest receivable	4,839
Receivable from securities lending income — net	1
Prepaid and other assets	7
Total Assets	319,636
LIABILITIES	
Cash collateral on securities loaned at value	315
Investment securities purchased payable	7,239
Independent Trustees and Chief Compliance Officer fees payable	10
Shareholder servicing payable	2
Investment management fee payable	8
Accounting services fee payable	8
Payable for borrowing	87,000
Interest payable for borrowing	22
Other liabilities	48
Total Liabilities	94,652
Commitments and Contingencies (See Note 2 and Note 10)	
Total Net Assets	$224,984
NET ASSETS	
Capital paid in	$ 315,694
Accumulated earnings loss	(90,710)
Total Net Assets	$224,984
CAPITAL SHARES OUTSTANDING	16,570
NET ASSET VALUE PER SHARE	$13.58
+COST	
Investments in unaffiliated securities at cost	$343,036
Investments in affiliated securities at cost	$ 1,794
^Securities loaned at value	$ 307

See Accompanying Notes to Financial Statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

INVESTMENT INCOME		
Dividends from unaffiliated securities	$	277
Interest and amortization from unaffiliated securities		24,104
Interest and amortization from affiliated securities		109
Securities lending income — net		19
Total Investment Income		**24,509**
EXPENSES		
Investment management fee		3,269
Interest expense for borrowing		1,766
Shareholder servicing		66
Custodian fees		8
Independent Trustees and Chief Compliance Officer fees		19
Accounting services fee		104
Professional fees		610
Other		65
Total Expenses		**5,907**
Net Investment Income		**18,602**
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities		(7,697)
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities		(13,971)
Investments in affiliated securities		(1,001)
Net Realized and Unrealized Loss		**(22,669)**
Net Decrease in Net Assets Resulting from Operations	$	**(4,067)**

See Accompanying Notes to Financial Statements.

(In thousands)	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 18,602	$ 20,795
Net realized gain (loss) on investments	(7,697)	590
Net change in unrealized depreciation	(14,972)	(14,494)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,067)	6,891
Distributions to Shareholders From:		
Accumulated Earnings		
(combined net investment income and net realized gains)	(20,381)	(21,873)
Total Distributions to Shareholders	(20,381)	(21,873)
Capital Share Transactions:		
Net proceeds from the sale of shares	—	—
Net Increase In net assets from share transactions	—	—
Net Decrease in Net Assets	(24,448)	(14,982)
Net Assets, Beginning of Period	249,432	264,414
Net Assets, End of Period	$224,984	$249,432

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)

Cash flows provided by operating activities:	
Net decrease in net assets resulting from operations	$ (4,067)
Adjustments to reconcile net decrease in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(125,059)
Proceeds from sales of long-term investment securities	140,817
Proceeds from sales of short-term portfolio investment securities, net	11,724
Decrease in dividends and interest receivable	1,327
Decrease in receivable from securities lending income	1
Decrease in cash collateral on securities loaned at value	(900)
Decrease in shareholder servicing payable	(3)
Decrease in investment management fee payable	(2)
Decrease in accounting service fees payable	(2)
Decrease in interest payable for borrowing	(73)
Decrease in other liabilities	(24)
Net realized loss on investments in unaffiliated securities	7,697
Net change in unrealized depreciation on investments in unaffiliated securities	13,971
Net change in unrealized depreciation on investments in affiliated securities	1,001
Net accretion and payment in kind income on investment securities	(1,286)
Net cash provided by operating activities	**45,122**
Cash flows used for financing activities:	
Cash dividends paid	(20,381)
Payments for borrowing	(25,000)
Net cash used for financing activities	**(45,381)**
Net decrease in cash and foreign currency	(259)
Cash and foreign currency, at beginning of period	1,036
Cash and foreign currency, at end of period	**777**
Supplemental disclosure of cash flow information:	
Interest expense paid during the period	1,839

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Year ended 9-30-2020	Year ended 9-30-2019	Year ended 9-30-2018	Year ended 9-30-2017	Year ended 9-30-2016
Net Asset Value, Beginning of Period	$15.05	$15.96	$16.34	$15.65	$15.60
Net Investment Income[1]	1.12	1.25	1.36	1.51	1.57
Net Realized and Unrealized Gain (Loss) on Investments	(1.36)	(0.84)	(0.46)	0.66	0.08
Total from Investment Operations	(0.24)	0.41	0.90	2.17	1.65
Distributions From Net Investment Income	(1.23)	(1.32)	(1.28)	(1.48)	(1.60)
Net Asset Value, End of Period	$13.58	$15.05	$15.96	$16.34	$15.65
Market Price, End of Period	$11.90	$13.71	$14.26	$15.97	$14.38
Total Return[2] — Net Asset Value	(0.24)%	4.10%	6.68%	15.14%	13.71%
Total Return[2] — Market Price[3]	(4.04)%	6.07%	(2.47)%	22.55%	25.67%
Net Assets, End of Period (in millions)	$ 225	$ 249	$ 264	$ 271	$ 259
Managed Assets[4], End of Period (in millions)	$ 312	$ 361	$ 386	$ 399	$ 370
Ratio of Expenses to Average Net Assets	2.60%	3.16%	2.77%	2.35%	2.09%
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.82%	1.73%	1.59%	1.58%	1.56%
Ratio of Net Investment Income to Average Net Assets	8.18%	8.27%	8.50%	9.31%	10.59%
Ratio of Expenses to Average Managed Assets[4]	1.82%	2.17%	1.90%	1.62%	1.44%
Ratio of Expenses to Average Managed Assets[4] Excluding Interest Expense	1.27%	1.19%	1.09%	1.09%	1.08%
Ratio of Net Investment Income to Average Managed Assets[4]	5.71%	5.69%	5.81%	6.43%	7.28%
Portfolio Turnover Rate	45%	34%	46%	39%	39%

(1) Based on average weekly shares outstanding.

(2) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns based on Net Asset Value and Market Price do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Total investment return at market price will differ from results at NAV. Returns at market price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.

(4) The term Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities, other than the aggregate indebtedness entered into for purposes of leverage.

See Accompanying Notes to Financial Statements..

SEPTEMBER 30, 2020

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH".

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including secured and unsecured loan assignments, loan participations and other loan instruments ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Fund (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Fund files income tax returns in U.S. federal and applicable state jurisdictions. The Fund's tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Fund periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that the Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Fund in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Fund's' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The Fund has adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that the Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), market price and distributions. Leverage risk can be introduced through structural leverage (borrowings) or portfolio leverage through the use of certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Loans. The Fund may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. The Fund's investment in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When the Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When the Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, the Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase/decrease in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Forward contract values are categorized in Level 2 of the fair value hierarchy. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Swap values are categorized in Level 2 of the fair value hierarchy.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Payable for Borrowings. The Fund uses a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions or the perceived credit risk of the Fund, as applicable. Consideration may also include an evaluation of collateral.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate of 1.00% of the average daily value of the Fund's "Managed Assets." The term Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities, other than the aggregate indebtedness entered into for purposes of leverage.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Accounting Services Fees. The Fund has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of managed assets with no fee charged for managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its Trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

5. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended September 30, 2020 follows:

	9-30-19 Value	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Net Change in Unrealized Depreciation	9-30-20 Value	Distributions Received	Capital Gain Distributions
Ivy High Income Opportunities Fund								
Larchmont Resources LLC[1] [2] [3]	$ 415	$—	$—	$—	$(349)	$ 66	$—	$—

	9-30-19 Value				Net Change in Unrealized Depreciation		Interest Received	
Larchmont Resources LLC (11.000% Cash or 11.000% PIK), 11.000%, 8-9-21[2] [4]	$1,149	3[5]	—	—	$(652)	$500	$109	$—

(1) No dividends were paid in the preceding 12 months.

(2) Securities whose value was determined using significant unobservable inputs.

(3) Restricted securities.

(4) Payment-in-kind bond.

(5) The amount shown of $3 represents accretion.

6. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2020, were as follows:

Purchases		Sales	
U.S. Government	Other Issuers	U.S. Government	Other Issuers
$—	$135,265	$—	$140,531

7. BORROWINGS

The Fund entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Pershing LLC as a means of financial leverage. Interest was charged on the Borrowings at one month LIBOR plus 0.75% on the amount borrowed. There are no other fees associated with this borrowing arrangement. During the year ended September 30, 2020, the average daily balance outstanding and weighted interest rate on the Borrowings were $98,516,393 and 1.883%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund as noted in the Schedule of Investments.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed is recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Fund may lend its portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for the Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Fund from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of the Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2020:

Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
$307	$315	$—	$315

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The Board has approved the Fund's participation in a securities lending program, whereby the Fund lends certain of its portfolio securities to borrowers to receive additional income and increase the rate of return of its portfolio. BNYM serves as the securities lending agent for the program. As securities lending agent, BNYM is responsible for (i) selecting borrowers from a pre-approved list of borrowers and executing a securities lending agreement as agent on behalf of the Fund with each such borrower; (ii) negotiating the terms of securities loans, including the amount of fees or rebates; (iii) receiving and investing collateral in connection with any loaned securities in pre-approved investment vehicles; (iv) monitoring the daily value of the loaned securities and demanding the payment of additional collateral, as necessary; (v) terminating securities loans and arranging for the return of loaned securities and collateral at such termination; and (vi) in the event of default by a borrower with respect to any securities loan, using the collateral or the proceeds of the liquidation of collateral to purchase replacement securities. The following table shows the dollar amounts of income and fees/compensation related to the securities lending activities of the Fund during the year ended September 30, 2020.

	Securities Lending Activities
Gross income from securities lending activities	$ 7
Securities lending income paid to BNYM for services as securities lending agent	1
Cash collateral management fees not included in securities lending income paid to BNYM	0
Administrative fees not included in securities lending income paid to BNYM	0
Indemnification fees not included in securities lending income paid to BNYM	0
Rebates received from borrowers	(13)
Other fees not included in securities lending income paid to BNY	0
Aggregate fees/compensation for securities lending activities	(12)
Net income from securities lending activities	$ 19

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Fund benefits from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. CAPITAL SHARE TRANSACTIONS ($ amounts in thousands)

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. There were no transactions in shares of beneficial interest during the year ended September 30, 2020.

10. COMMITMENTS

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At year ended September 30, 2020, the Fund did not have any bridge loan commitments outstanding.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
$358,136	$7,733	$52,619	$(44,886)

For Federal income tax purposes, the Fund's undistributed earnings and profit for the year ended September 30, 2020 and the post-October and late-year ordinary activity were as follows:

Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
$—	$—	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2020 and 2019 were as follows:

September 30, 2020		September 30, 2019	
Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
$20,381	$—	$21,873	$—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2020 that may be available to offset future realized capital gains and thereby reduce future capital gain distributions. As of September 30, 2020, the capital loss carryovers were as follows:

Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
$6,410	$39,405

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At September 30, 2020, the following reclassifications were made:

Accumulated Earnings Gain (Loss)	Paid-In Capital
$126	$(126)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Ivy High Income Opportunities Fund:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statement of assets and liabilities of Ivy High Income Opportunities Fund (the “Fund”), including the schedule of investments, as of September 30, 2020, the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2020, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers or agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
November 24, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

(UNAUDITED)

The Fund hereby designates the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2020:

Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
$—	$—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from the Fund.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases, or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date, or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

The Fund is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Independent Trustees. The Board elects the officers who are responsible for administering the Fund's day-to-day operations. The Fund is part of the Fund Complex, which is comprised of the Fund, 45 portfolios within the Ivy Funds (the "Ivy Trust"), an open-end management investment company, 28 portfolios within the Ivy Variable Insurance Portfolios ("Ivy VIP") and 10 portfolios within the InvestEd Portfolios ("InvestEd"). Each member of the Board also is a member of the Board of Trustees of each of the other trusts within the Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of each fund in the Fund Complex.

The Board is classified into three classes — Class I, Class II and Class III — as nearly equal in number as reasonably possible, with the trustees in each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of shareholders, the successors to the class of trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors.

Under the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") and its Amended and Restated By-Laws (the "Bylaws"), a Trustee may serve as a Trustee until his or her term expires, or until he or she dies, resigns, declares bankruptcy, is adjudicated incompetent or lacks capacity to perform the duties of the office, or removal. The Fund intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing. Delaware law permits shareowners to remove Trustees under certain circumstances and requires the Trust to assist in shareholder communications.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	84	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company, Dakota Capital Life Insurance Company (Insurance) and U.S Alliance Corporation, Montana (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	84	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (Tech R&D) (2015 to present); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, Patients Voices, Inc. (healthcare) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2013	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	84	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2013 2013	President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present); Managing Member, St. Clair, LLC (commercial enterprises) (2019 to present).	84	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy Funds (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (10 portfolios overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2013	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996-2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	84	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	84	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (utility) (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007-2020); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (medical device) (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Co-Chair, Women Corporate Directors (director education) (2018-2020); Trustee, Ivy NextShares (2019); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	84	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2013	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	84	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares, (2016-2019); Trustee, Ivy Funds (2002 to present) (45 portoflios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2013	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	84	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds, (1999 to present) (45 portfolios overseen); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen).

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly-owned subsidiaries, including the Fund's investment manager, Ivy Investment Management Company ("IICO"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. ("Waddell & Reed"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2013	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	84	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy Funds (1998 to present) (45 portfolios overseen); Trustee, Ivy VIP (1998 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President, CEO and Chairman, WRIMCO (2016-2018); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, WRIMCO (2010-2018); President of each of the funds in the Fund Complex (2016 to present).	84	Trustee, Ivy NextShares (2019); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2013	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present).
	Treasurer	2013	2006	
	Principal Financial Officer	2013	2007	
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2013	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
	Chief Compliance Officer	2013	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2013	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present).
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy High Income Opportunities Fund (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust.

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Management Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from IICO's relationship with the Trust, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Trust by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Trust, IICO's investment risk management function, and the changes IICO has been undertaking for the overall Ivy Funds fund complex.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO, as well as the other services provided to the Trust by IICO (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to of the Trust's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Trust policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Trust was likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Trust

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Trust. In that regard, the Board discussed the administrative and fund accounting servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Trust and the benefits that accrue to that service provider organization. After full consideration of these and other factors, the Board concluded that none of IICO nor any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Trust and whether fee levels reflect those economies of scale for the benefit of the Trust's shareholders. The Board considered the significant number of initiatives that IICO has undertaken to seek to rationalize the Ivy Funds complex, reduce expenses and enhance performance.

Performance of the Trust and Costs of Services Provided

The Board considered the performance of the Trust and the costs of the services provided. Specifically, the Board examined the investment performance of the Trust, including the percentile ranking of the Trust over various periods of time. The Board also examined the performance of the Trust against its benchmark index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Trust's performance was acceptable.

The Board also considered the expenses and expense ratio of the Trust in light of the services provided by IICO. The Board also compared the Trust's expenses with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class. In that regard, the Board noted that IICO performs significant additional services for the Trust as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Trust, including the methodology used to calculate profitability. The Board finally considered the amount of assets in the Trust, and how that affects the Trust's expense ratio, noting that, as the Trust's assets have increased or decreased over time, the expense ratio of the Trust generally has fallen or risen, respectively. After completing this examination, the Board concluded that the Trust's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Trust, as well as all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Trust;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as the Trust grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the funds within the Ivy Funds complex in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds within the Ivy Funds complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Trust in the previous 12 months are reasonable and provide adequate justification for renewal of the Trust's existing Management Agreement.

(UNAUDITED)

FACTS	What does Ivy High Income Opportunities Fund do with your personal information?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. The information can include:
	• Social Security Number and income,
	• Assets and transaction history, and
	• Checking account information and wire transfer instructions.
	When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to conduct everyday business. In the section below, we list the reasons financial companies can share their customers' personal information, the reasons Ivy High Income Opportunities Fund chooses to share, and whether you can limit this sharing.

Reasons we can share your personal information	Does Ivy Funds share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your accounts, respond to court orders and legal investigations or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For non-affiliates to market to you	No	We don't share

Questions?	Call 1(800) 777-6472 with questions about this notice. Client service representatives are available Monday through Friday from 7:30 am to 7:00 pm CST. You may also go to www.ivyinvestments.com/privacy_policy.
	If we serve you through an investment professional, such as a registered representative of a broker-dealer or an investment adviser representative (each, a "financial advisor"), please contact them directly. Specific internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence.

Who we are	
Who is providing this notice?	Ivy High Income Opportunities Fund
What we do	
How does Ivy High Income Opportunities Fund protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ivy High Income Opportunities Fund collect my personal information?	We collect your personal information, for example, when you:
	• Give us your contact information or other personal information,
	• Open an account, or
	• Make deposits to an account or withdrawals from an account.
	We also collect your personal information from our affiliates.
Why can't I limit all sharing?	Federal law gives you the right to limit only:
	• Sharing for affiliates' everyday business purposes – information about your creditworthiness,
	• Affiliates from using your information to market to you, and
	• Sharing for non-affiliates to market to you.
	State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	• *Affiliates of Ivy High Income Opportunities Fund include Waddell & Reed Services Company, Ivy Distributors, Inc., and Ivy Investment Management Company.*
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	• *Ivy High Income Opportunities Fund does not share your personal information with non-affiliates so they can market to you.*
Joint marketing	A formal agreement between non-affiliated financial companies that together market financial products or services to you.
	• *Ivy High Income Opportunities Fund does not jointly market.*
Other important information	
	If you own shares of Ivy High Income Opportunities Fund in the name of a third party, such as a bank or a broker-dealer, the third party's privacy policy may apply to you in addition to ours.
	If you are working with a financial advisor, and the financial advisor leaves their firm and joins another non-affiliated broker-dealer or registered investment adviser, then the financial advisor may be permitted to use limited information to contact you. The information that the financial advisor may use is comprised of your name, address, email address, telephone number and account title.

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PROXY VOTING INFORMATION

IVY HIGH INCOME OPPORTUNITIES FUND

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY HIGH INCOME OPPORTUNITIES FUND

Portfolio holdings can be found on the Fund's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Fund's Form N-PORT. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

IVY HIGH INCOME OPPORTUNITIES FUND

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Call us at 888.923.3355.

Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

CERTIFICATIONS

IVY HIGH INCOME OPPORTUNITIES FUND

The Fund's Chief Executive Officer ("CEO") has submitted to the NYSE the annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Fund Manual. The Fund has filed with the SEC the certification of its CEO and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.

Visit us online at www.ivyinvestments.com

The Fund is managed by Ivy Investment Management Company.



6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Distributors, Inc.

ivyinvestments.com

ANN-IVH (9-20)